UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

February 8, 2006

Exploration Expands High-Grade Silver Discoveries at Sonora

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports the discovery and expansion of significant silver mineralization with recently-completed drilling at its 100% owned Planchas de Plata and Real Viejo projects, in Sonora, Mexico.

Recent drill results include:

- at Planchas de Plata, hole PP05-42C which encountered 7.34 metres (24.1 feet) grading 858.2 grams per tonne (“g/t”) silver (25.03 ounces per tonne (“opt”)) from 3.66 to 11 meters; and a second high-grade zone which extended 28.95 metres (95 feet), assaying 194.4 g/t silver (5.67 opt) from 17 metres to 45.95 metres; and

- at Real Viejo, hole RV05-16C which encountered 26.7 metres averaging 71.8 gpt silver (2.09 opt silver over 87.6 feet) at a depth of 14.3 meters (47 feet).

Company President, Mark Bailey commented: “Given the extensive distribution of silver mineralization across the Planchas de Plata property, there is high potential to expand the current high-grade mineralization and find additional concealed mineralization. While Real Viejo is less advanced, we believe that it too has considerable promise. We have a substantial exploration program planned for both projects this year.”

Planchas de Plata

Discussion of Results

The drill program at Planchas de Plata comprised 58 core holes, totaling 8,686 metres (28,497 feet). It successfully defined several high-grade silver zones (cross-section and plan map are attached or can be viewed on www.minefinders.com). The upper high-grade zone occurs 10 to 50 metres above a second, deeper, high-grade zone discovered by the drill program.

These stacked, sub-horizontal, high-grade zones occur within a wide, low-grade envelope hosted by rhyodacite tuffs and overlying conglomerates. The upper zone mineralization is exposed at the surface in conglomeratic rocks and was targeted by early miners (see news release dated January 26, 2004). To the southeast, both zones trend below topography and were previously unexplored.

Results from the Company’s initial drill program at Planchas de Plata were presented in the Company’s news releases dated February 28, and October 12, 2005. This drilling included hole PP05-28C, which intersected the lower mineralized horizon from 81.4 to 100 metres of depth. This interval returned grades of 756.6 g/t silver over a width of 7.2 metres (22.09 opt over 24 feet) within a broader intersection of 18.6 metres that averaged 299 g/t silver (8.73 opt over 61 feet). Additional noteworthy intercepts are summarized in the attached table.

The new drill program successfully defined the shape and trend of the high-grade zones within the main zone at Planchas de Plata. The high-grade core occurs as a series of flattened, cigar-shaped zones within an area approximately 80 metres wide and more than 300 metres in length. The zones trend N60W and have a gentle plunge to the southeast. Mineralization remains open to the northwest, but may thin as the zones come to the surface. To the southeast, the mineralized trend remains open for further expansion.

Rock Analysis

Petrographic analysis of alteration, mineralization and lithologies at Planchas de Plata has recently been completed. This work has confirmed that most of the mineralization occurs as sulfides which should be amenable to recovery via flotation.

Analysis also has revealed a simple silver mineral composition consisting primarily of acanthite (Ag2S) with lesser amounts of electrum suggesting potential for high recoveries from any ore developed. The completed petrographic work has also identified that a subtle, fine-grained, sericitic to illitic alteration is related to the mineralization. This same alteration has been identified across other portions of the property and will serve to direct future geological, geophysical, and geochemical testing, in the course of developing additional drill targets.

Ongoing Exploration

Exploration at Planchas de Plata is now focusing on the compilation and interpretation of assay and geologic data in an effort to trace extensions of zones and identify additional concealed targets. Samples of mineralized and unmineralized core are being tested by Zonge Engineering and Research in order to determine the amenability of high-grade mineralization to detection by geophysical surveys in order to further direct the 2006 drilling program being planned for this project.

With the results of these analyses, the Company will undertake a comprehensive drill program, after the completion of a geophysical survey. Current permitting allows for significant expansion of exploration work and drilling across most of the concession area.

Real Viejo

Discussion of Results

In conjunction with the recent drilling at Planchas de Plata, an additional five core holes were completed at the Company’s 100 % owned, Real Viejo silver project, located approximately 10 kilometres from Planchas de Plata. A total of 577.6 metres (1,895 feet) were drilled during the program, which was designed to test areas of the project with limited prior exploration and to expand mineralization encountered in earlier drill holes.

3

Two holes from the new program targeted a portion of the main arroyo covered by alluvial gravels and the south side of that arroyo. Neither area had been closely examined previously. Notably, hole RV05-16C, drilled into the south side of the arroyo, encountered 26.7 metres averaging 71.8 g/t silver (2.09 opt over 87.6 feet) at a depth of 14.3 metres (47 feet). This mineralization occurs in an area that contains significant quartz stockwork veining at surface but was thought to be only weakly anomalous in silver. The zone of mineralization remains open laterally and at depth.

The three additional holes were drilled on the north side of the main arroyo to expand previously-encountered mineralization (intercepts summarized in NR 6-9-04 and NR 2-28-05 available at www.minefinders.com). These holes identified the south-dipping extension of the zone and returned values up to 698 g/t silver over 2.15 metres (20.36 opt over 7.1 feet).

Ongoing Exploration

Drilling this year at Real Viejo will target the area beneath arroyo gravels, and to the south, in the area of RV05-16C. Other drill targets may be identified by a planned geophysical survey. These programs will be completed in conjunction with the Company’s programs at Planchas de Plata.

Quality Control and Assurance

Drill samples, weighing between 5 kg and 10 kg each, were collected and transported from the Planchas de Plata site for assay by ALS-Chemex Labs of Vancouver, B.C. Standards are inserted into the sample stream for quality control and a duplicate sample is maintained at the project site for check assay and metallurgical testing. Diamond core drilling was conducted by Britton International based in Hermosillo, Sonora.

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core, all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

Drill intersections in this news release are core lengths and may not represent the true width of mineralization. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Company’s projects and is responsible for the contents of this news release.

About Minefinders

Minefinders is a successful mineral exploration company with several projects in Mexico and the United States. The Company is presently developing the advanced-stage Dolores gold and silver project, with production scheduled to commence in 2007.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

4

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

5

Table: Final 2005 Drill Results Planchas de Plata

Drill Hole	From	To	Width		Silver
	meters	meters	meters	feet	g/t	opt
PP05-1	3.1	18.3	15.2	50	114.3	3.33
including	7.6	15.2	7.6	25	191.4	5.58
PP05-28C	81.4	100*	18.6	61	299.0	8.73
including	83.4	90.6	7.2	24	756.6	22.09
and	147	149	2	7	124.0	3.62
PP05-31C	6.5	18.4*	11.9	39	82.6	2.41
PP05-32C	8	29.57*	21.57	71	103.9	3.04
and	47	55*	8	26	32.9	0.96
and	80.9	94.5*	13.6	45	93.7	2.74
PP05-33C	103	121*	18	59	94.0	2.75
and	172.87	192	19.1	63	173.7	5.07
PP05-34C	168	172	4	13	109.1	3.18
PP05-36C	29	33*	4	13	80.4	2.35
and	79	100*	21	69	240.8	7.03
including	86.8	94.1	7.3	24	534.1	15.59
PP05-41C	7	18***	11	36.1	33.7	0.98
and	40	60	20	65.6	110.4	3.22
including	40	46	6	19.7	196.4	5.73
and	146	150	4	13.1	59	1.72
PP05-42C	3.66	11*	7.34	24.1	858.2	25.03
including	3.66	7.6*	3.94	12.9	1490	43.46
and	17	45.95*	28.95	95.0	194.4	5.67
including	28	43	15	49.2	351.9	10.26
PP05-43C	28.5	29.8	1.3	4.3	365	10.65
PP05-45C	73	75	2	6.6	39.9	1.16
and	156	166.73**	10.33	33.9	35.4	1.03
PP05-46C	47	49	2	6.6	42.5	1.24
and	78	84	6	19.7	25.4	0.74
PP05-47C	27	31	4	13.1	31.8	0.93
and	71.3	79.1	7.8	25.6	195.2	5.69
including	71.3	73	1.7	5.6	732	21.35
PP05-48C	71.5	75	3.5	11.5	41.1	1.20
PP05-49C	73	75	2	6.6	40	1.17
and	94.7	101	6.3	20.7	35.6	1.04
PP05-50C	74	76	2	6.6	35.6	1.04
and	84	86	2	6.6	32.6	0.95
and	167	182*	15	49.2	364.1	10.62
including	167	176*	9	29.5	504	14.70
PP05-51C	49	53.5	4.5	14.8	42.7	1.25
PP05-52C	133	137	4	13.1	27	0.79
PP05-53C	116	124	8	32.8	30.3	0.88
PP05-54C	3.96	10.5*	6.54	21.5	44.8	1.31
and	15.7	24.6	8.9	29.2	505.5	14.74
including	20.4	22.6	2.2	7.2	1540	44.92
PP05-55C	3.96	7*	3.04	10.0	31.5	0.92
and	14.4	16.5	2.1	6.9	132	3.85
and	25.1	26.8	1.7	5.6	224	6.53
and	57	62*	5	16.4	177.4	5.17
PP05-56C	0	6*	6	19.7	51.7	1.51
Results for hole PP05-1 previously reported February 28, 2005
Results for holes PP05-28C through PP05-36C previously reported October 12, 2005
* Poor recovery over portion of interval
** Interval extends to bottom of drill hole
*** Interval includes 1.2 m of mine working

6

7

Completed Drill Hole
Lateral Extent of Low - Grade Silver Intercepts (15 - 100 grams per tonne Ag)
Location of Cross Section
High - Grade Silver Mineralization (100 - 1,540 grams per tonne Ag)
Mineralization Remains Open to the Southeast
A
A'
PP05-1
56C
46C
47C
48C
31C
32C
42C
54C
55C
36C
153C
28C
43C
33C
60C
52C
45C
41C
61C
134C
149C
Minera Minefinders
SA de CV
Main Zone
Planchas de Plata Project
Sonora, Mexico
Extent of High and Low Grade Mineralized Intercepts in 2005 Drilling
Meters
0
20
40
60
80
100
N

8

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

February 8, 2006

Item 3.	News Release

The News Release dated February 8, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported the discovery and expansion of significant silver mineralization with recently-completed drilling at its 100% owned Planchas de Plata and Real Viejo projects, in Sonora, Mexico.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 8th day of February, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

February 8, 2006

Exploration Expands High-Grade Silver Discoveries at Sonora

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports the discovery and expansion of significant silver mineralization with recently-completed drilling at its 100% owned Planchas de Plata and Real Viejo projects, in Sonora, Mexico.

Recent drill results include:

- at Planchas de Plata, hole PP05-42C which encountered 7.34 metres (24.1 feet) grading 858.2 grams per tonne (“g/t”) silver (25.03 ounces per tonne (“opt”)) from 3.66 to 11 meters; and a second high-grade zone which extended 28.95 metres (95 feet), assaying 194.4 g/t silver (5.67 opt) from 17 metres to 45.95 metres; and

- at Real Viejo, hole RV05-16C which encountered 26.7 metres averaging 71.8 gpt silver (2.09 opt silver over 87.6 feet) at a depth of 14.3 meters (47 feet).

Company President, Mark Bailey commented: “Given the extensive distribution of silver mineralization across the Planchas de Plata property, there is high potential to expand the current high-grade mineralization and find additional concealed mineralization. While Real Viejo is less advanced, we believe that it too has considerable promise. We have a substantial exploration program planned for both projects this year.”

Planchas de Plata

Discussion of Results

The drill program at Planchas de Plata comprised 58 core holes, totaling 8,686 metres (28,497 feet). It successfully defined several high-grade silver zones (cross-section and plan map are attached or can be viewed on www.minefinders.com). The upper high-grade zone occurs 10 to 50 metres above a second, deeper, high-grade zone discovered by the drill program.

These stacked, sub-horizontal, high-grade zones occur within a wide, low-grade envelope hosted by rhyodacite tuffs and overlying conglomerates. The upper zone mineralization is exposed at the surface in conglomeratic rocks and was targeted by early miners (see news release dated January 26, 2004). To the southeast, both zones trend below topography and were previously unexplored.

Results from the Company’s initial drill program at Planchas de Plata were presented in the Company’s news releases dated February 28, and October 12, 2005. This drilling included hole PP05-28C, which intersected the lower mineralized horizon from 81.4 to 100 metres of depth. This interval returned grades of 756.6 g/t silver over a width of 7.2 metres (22.09 opt over 24 feet) within a broader intersection of 18.6 metres that averaged 299 g/t silver (8.73 opt over 61 feet). Additional noteworthy intercepts are summarized in the attached table.

The new drill program successfully defined the shape and trend of the high-grade zones within the main zone at Planchas de Plata. The high-grade core occurs as a series of flattened, cigar-shaped zones within an area approximately 80 metres wide and more than 300 metres in length. The zones trend N60W and have a gentle plunge to the southeast. Mineralization remains open to the northwest, but may thin as the zones come to the surface. To the southeast, the mineralized trend remains open for further expansion.

Rock Analysis

Petrographic analysis of alteration, mineralization and lithologies at Planchas de Plata has recently been completed. This work has confirmed that most of the mineralization occurs as sulfides which should be amenable to recovery via flotation.

Analysis also has revealed a simple silver mineral composition consisting primarily of acanthite (Ag2S) with lesser amounts of electrum suggesting potential for high recoveries from any ore developed. The completed petrographic work has also identified that a subtle, fine-grained, sericitic to illitic alteration is related to the mineralization. This same alteration has been identified across other portions of the property and will serve to direct future geological, geophysical, and geochemical testing, in the course of developing additional drill targets.

Ongoing Exploration

Exploration at Planchas de Plata is now focusing on the compilation and interpretation of assay and geologic data in an effort to trace extensions of zones and identify additional concealed targets. Samples of mineralized and unmineralized core are being tested by Zonge Engineering and Research in order to determine the amenability of high-grade mineralization to detection by geophysical surveys in order to further direct the 2006 drilling program being planned for this project.

With the results of these analyses, the Company will undertake a comprehensive drill program, after the completion of a geophysical survey. Current permitting allows for significant expansion of exploration work and drilling across most of the concession area.

Real Viejo

Discussion of Results

In conjunction with the recent drilling at Planchas de Plata, an additional five core holes were completed at the Company’s 100 % owned, Real Viejo silver project, located approximately 10 kilometres from Planchas de Plata. A total of 577.6 metres (1,895 feet) were drilled during the program, which was designed to test areas of the project with limited prior exploration and to expand mineralization encountered in earlier drill holes.

Two holes from the new program targeted a portion of the main arroyo covered by alluvial gravels and the south side of that arroyo. Neither area had been closely examined previously. Notably, hole RV05-16C, drilled into the south side of the arroyo, encountered 26.7 metres averaging 71.8 g/t silver (2.09 opt over 87.6 feet) at a depth of 14.3 metres (47 feet). This mineralization occurs in an area that contains significant quartz stockwork veining at surface but was thought to be only weakly anomalous in silver. The zone of mineralization remains open laterally and at depth.

The three additional holes were drilled on the north side of the main arroyo to expand previously-encountered mineralization (intercepts summarized in NR 6-9-04 and NR 2-28-05 available at www.minefinders.com). These holes identified the south-dipping extension of the zone and returned values up to 698 g/t silver over 2.15 metres (20.36 opt over 7.1 feet).

Ongoing Exploration

Drilling this year at Real Viejo will target the area beneath arroyo gravels, and to the south, in the area of RV05-16C. Other drill targets may be identified by a planned geophysical survey. These programs will be completed in conjunction with the Company’s programs at Planchas de Plata.

Quality Control and Assurance

Drill samples, weighing between 5 kg and 10 kg each, were collected and transported from the Planchas de Plata site for assay by ALS-Chemex Labs of Vancouver, B.C. Standards are inserted into the sample stream for quality control and a duplicate sample is maintained at the project site for check assay and metallurgical testing. Diamond core drilling was conducted by Britton International based in Hermosillo, Sonora.

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core, all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

Drill intersections in this news release are core lengths and may not represent the true width of mineralization. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Company’s projects and is responsible for the contents of this news release.

About Minefinders

Minefinders is a successful mineral exploration company with several projects in Mexico and the United States. The Company is presently developing the advanced-stage Dolores gold and silver project, with production scheduled to commence in 2007.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Table: Final 2005 Drill Results Planchas de Plata

Drill Hole	From	To	Width		Silver
	meters	meters	meters	feet	g/t	opt
PP05-1	3.1	18.3	15.2	50	114.3	3.33
including	7.6	15.2	7.6	25	191.4	5.58
PP05-28C	81.4	100*	18.6	61	299.0	8.73
including	83.4	90.6	7.2	24	756.6	22.09
and	147	149	2	7	124.0	3.62
PP05-31C	6.5	18.4*	11.9	39	82.6	2.41
PP05-32C	8	29.57*	21.57	71	103.9	3.04
and	47	55*	8	26	32.9	0.96
and	80.9	94.5*	13.6	45	93.7	2.74
PP05-33C	103	121*	18	59	94.0	2.75
and	172.87	192	19.1	63	173.7	5.07
PP05-34C	168	172	4	13	109.1	3.18
PP05-36C	29	33*	4	13	80.4	2.35
and	79	100*	21	69	240.8	7.03
including	86.8	94.1	7.3	24	534.1	15.59
PP05-41C	7	18***	11	36.1	33.7	0.98
and	40	60	20	65.6	110.4	3.22
including	40	46	6	19.7	196.4	5.73
and	146	150	4	13.1	59	1.72
PP05-42C	3.66	11*	7.34	24.1	858.2	25.03
including	3.66	7.6*	3.94	12.9	1490	43.46
and	17	45.95*	28.95	95.0	194.4	5.67
including	28	43	15	49.2	351.9	10.26
PP05-43C	28.5	29.8	1.3	4.3	365	10.65
PP05-45C	73	75	2	6.6	39.9	1.16
and	156	166.73**	10.33	33.9	35.4	1.03
PP05-46C	47	49	2	6.6	42.5	1.24
and	78	84	6	19.7	25.4	0.74
PP05-47C	27	31	4	13.1	31.8	0.93
and	71.3	79.1	7.8	25.6	195.2	5.69
including	71.3	73	1.7	5.6	732	21.35
PP05-48C	71.5	75	3.5	11.5	41.1	1.20
PP05-49C	73	75	2	6.6	40	1.17
and	94.7	101	6.3	20.7	35.6	1.04
PP05-50C	74	76	2	6.6	35.6	1.04
and	84	86	2	6.6	32.6	0.95
and	167	182*	15	49.2	364.1	10.62
including	167	176*	9	29.5	504	14.70
PP05-51C	49	53.5	4.5	14.8	42.7	1.25
PP05-52C	133	137	4	13.1	27	0.79
PP05-53C	116	124	8	32.8	30.3	0.88
PP05-54C	3.96	10.5*	6.54	21.5	44.8	1.31
and	15.7	24.6	8.9	29.2	505.5	14.74
including	20.4	22.6	2.2	7.2	1540	44.92
PP05-55C	3.96	7*	3.04	10.0	31.5	0.92
and	14.4	16.5	2.1	6.9	132	3.85
and	25.1	26.8	1.7	5.6	224	6.53
and	57	62*	5	16.4	177.4	5.17
PP05-56C	0	6*	6	19.7	51.7	1.51
Results for hole PP05-1 previously reported February 28, 2005
Results for holes PP05-28C through PP05-36C previously reported October 12, 2005
* Poor recovery over portion of interval
** Interval extends to bottom of drill hole
*** Interval includes 1.2 m of mine working

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date February 8, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director